EXHIBIT 99.1

Lombard Medical's Aorfix(TM) Endovascular Stent Graft Adopted by Surgeons at Veteran Affairs Medical Centers

Highlights Value of Uniquely Broad Label for Treating Patients With Abdominal Aortic Aneurysms, Including Those With Complex Anatomies

IRVINE, Calif. and LONDON, Oct. 9, 2014 (GLOBE NEWSWIRE) -- Lombard Medical, Inc. (Nasdaq:EVAR), a medical device company focused on endovascular aneurysm repair (EVAR) of abdominal aortic aneurysms (AAAs), today announced that its lead product, Aorfix™, is now being used by leading surgeons at 5 US Department of Veterans Affairs (VA) medical centers. This adds to the growing list of leading cardiovascular centers that are now employing Aorfix to treat AAA patients.

Aorfix is the first and only endovascular stent graft approved by the FDA to treat AAAs in patients with aortic neck angulations up to 90 degrees offering the first and only on label treatment for patients in the US with this challenging AAA anatomy. Aorfix is currently approved to treat patients with neck angles up to 90 degrees in the US, Japan and Europe.

Christian Bianchi, M.D., F.A.C.S., Chief, Vascular and Endovascular Surgery, VA Loma Linda, said, "Physicians in the VA system treat hundreds of patients each year who suffer from AAAs. Patients who present with angled neck aortic aneurysms are some of our biggest challenges. At our institution, we have found the Aorfix endovascular stent graft is ideally suited to treat this type of anatomy. We have been impressed both by its ability to be deployed without issue within such a challenging clinical environment and its ability to provide a tight seal with the aorta."

Surgeons have been trained and are using Aorfix at VA Medical Center facilities in Loma Linda, CA; Long Beach, CA; Salt Lake City, UT; Gainesville, FL, and San Antonio, TX.

Lombard Medical CEO Simon Hubbert commented, "We are pleased that a growing number of physicians in the VA system are choosing to deploy Aorfix for treating veterans and their family who suffer from AAAs. Not only do we believe that the versatility of our stent graft provides patients with an exceptional clinical solution – especially for patients with complex anatomies – but we also believe that the ability of Aorfix to treat the broadest range of cases 'on label' makes economic sense for the VA system."

About Abdominal Aortic Aneurysms (AAAs)

AAAs are balloon-like enlargements of the aorta which, if left untreated, may rupture and cause death. Approximately 4.5 million people are living with AAAs in the developed world and each year over 500,000 new cases are diagnosed. In the US, aortic aneurysm disease is among the leading causes of death and it is estimated that 1.5 million people have an abdominal aortic aneurysm.

About Lombard Medical, Inc.

Lombard Medical, Inc. is a medical device company focused on device solutions for the $1.4 billion per annum abdominal aortic aneurysm repair market. The Company's lead product, Aorfix™, is an endovascular stent graft which has been specifically designed to solve the problems that exist in treating complex tortuous anatomy, which is often present in advanced AAA disease. Lombard Medical, Inc. is based in Oxfordshire, England with US commercial headquarters in Irvine, CA and is registered in the Cayman Islands.

Further background on the Company can be found at www.lombardmedical.com.

FORWARD-LOOKING STATEMENTS

This announcement may contain forward-looking statements that reflect the Company's current expectations regarding future events, including the commercialization and additional regulatory clearances of the Company's products, the Company's liquidity and results of operations, as well as future capital raising activities. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the success of the Company's research and development and commercialization strategies, the uncertainties related to the regulatory process and the acceptance of the Company's products by hospitals and other medical professionals and the risks, uncertainties and other factors described under the heading "Risk Factors" in the Company's prospectus filed with the Securities and Exchange Commission dated April 25, 2014.  The Company undertakes no obligation to update these statements in the future.

CONTACT: Lombard Medical, Inc.
         Simon Hubbert, Chief Executive Officer
         Tel: +1 949 379 3750 / +44 (0)1235 750 800
         Ian Ardill, Chief Financial Officer
         Tel: +44 (0)1235 750 800

         Pure Communications
         Matthew H Clawson
         Tel: +1 949 370 8500
         matt@purecommunicationsinc.com

         FTI Consulting (UK)
         Simon Conway, Victoria Foster Mitchell
         Tel: +44 (0)20 3727 1000